

**DIVISION OF
CORPORATION FINANCE**


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


Mail Stop 3720

July 2, 2009

<u>Via U.S. Mail and Fax</u>
Mr. William R. Shane
Chief Financial Officer
Stonemor Partners L.P.
155 Rittenhouse Circle
Bristol, PA 19007

   RE: **Stonemor Partners L.P.**
      Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
      Filed March 19, 2007 and April 30, 2007, respectively, and
      Forms 10-Q and 10-Q/A for the period end March 31, 2009
      Filed May 11, 2009 and May 18, 2009, respectively
      File No. 0-50910

Dear Mr. Shane:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition, page 36
Critical Accounting Policies and Estimates
Revenue Recognition, page 51

1. We note from page 42 that when you "satisfy the criteria for delivery of pre-need products or perform pre-need services" you "recognize the amounts withdrawn, including amounts previously withdrawn, as revenues." In regards to satisfying the criteria, tell us whether the risks and rewards of ownership includes the transfer of title of the merchandise in all cases or whether there are any "bill and hold" type arrangements. Tell us why it is appropriate to recognize revenue and the related costs upon the earlier of vendor storage or delivery in your cemetery. Refer to your basis in the accounting literature.

Result of Operations, page 55

2. We note that you reorganized and disaggregated your single reportable segment into five distinct reportable segments. Please revise your MD&A and discuss the profitability measure of each reportable segment consistent with those disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).

Liquidity and Capital Resources, page 62

3. Please disclose here and within the footnotes to your financial statements the specific terms of all of your significant debt covenants. Restrictive covenants that prohibit distributions upon defined events of default, restrict investments and sales of assets, appear to be in addition to other financial covenants. For any material debt covenants, please disclose the required financial ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP financial measures, if necessary. See Sections I.D 9 and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

4. We note that in April 2009 you entered into the Second Amendment to the credit agreement and the Second Amendment to the note purchase agreement where the definitions of "Base Rate", "Eurodollar Rate" and "Applicable Rate" and some of the financial covenants were amended. Please include a discussion of how the recent economic environment and the related amendments will impact your current and future compliance with your covenants.

Note 1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies
Sale of Cemetery Merchandise and Services, page 76

5. We note that you defer certain pre-need cemetery and prearranged funeral direct obtaining costs. Tell us how you test for impairment these deferred selling costs including how you determine which pre-need contracts are in loss position.

Note 5. Merchandise Trusts, page 80

6. Given that Merchandise Trust investments represent approximately 22% of your total assets as of December 31, 2008, please provide additional insight in your disclosures on how you perform your impairment analysis, including how you determine when there is an other than temporary impairment. Include a discussion of your analysis of the expected recovery period and the factors you considered in determining whether you have the intent and ability to hold the security until its recovery. Refer to the guidance in SFAS 157, 115, FSP FAS 115-1, and SAB Topic 5M.

Note 10. Retirement Plans, page 91
Restricted Units and Phantom Units.

7. Please provide the disclosures outlined in paragraph 64, A240 and A241 of SFAS No. 123(R), as applicable with respect to these stock-based compensation awards. If you do not believe these disclosures are required, please explain in detail your basis or rationale for this conclusion. Also, explain to us how you present and account for the gains or losses resulting from the issuance of restricted and phantom units under the plans, if at all, and how it complies with the requirements of Question 6 of SAB Topic 5.H.

Item 11. Executive Compensation, page 110

8. We note, in the fifth paragraph on page 111, that you have established an Annual Cash Incentive Bonus program and the payouts under that program are partly determined by your company achieving a minimum EBITDA goal for 2008. We also note that the "Non-equity Incentive Plan Compensation" column of the Summary Compensation Table on page 113 discloses that no payments were made under the Annual Cash Incentive Bonus program for 2008. It appears, therefore, that you did not meet your minimum EBITDA goal.

In future filings, notwithstanding your failure to achieve performance targets, please disclose any performance targets that are used to determine the amount of a material compensation element unless you meet the requirements of Instruction 4 to Item 402(b) of Regulation S-K; and, in that event, please discuss how difficult it will be for you or your NEO to achieve the undisclosed performance target.

Also, please confirm whether no cash payments were made under the Annual Cash Incentive Bonus program because you failed to achieve the minimum EBITDA goal or the compensation committee exercised its discretion to reduce the cash payments to zero notwithstanding the achievement of the EBITDA goal. *See* Item 402(b)(2)(vi).

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, at (202) 551-3310, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director